UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of  December 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Antoine Frérot is appointed Chairman and Chief Executive Officer of Veolia Environnement

Paris, December 12, 2010.- Henri Proglio informed the Veolia Environnement Board of Directors, which met on December 12, of his decision to leave the post of Chairman of the Board. Mr. Proglio will remain a Board director.

All the members of the Veolia Environnement Board paid tribute to the unbounded commitment shown by Mr. Proglio toward Veolia Environnement, which he widely contributed to create and led with determination, energy and passion to make the company the global leader in environmental solutions.

In accordance with the recommendations of its Nominations and Compensation Committee, the Board decided to unite the functions of Chairman of the Board and of Chief Executive Officer.

The Board of Directors therefore appointed Antoine Frérot Chairman and Chief Executive Officer of Veolia Environnement. Mr. Frérot takes on his new responsibilities from today.

****

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With approximately 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009. www.veolia.com

Analyst and institutional investor contact: Ronald Wasylec - Tél +33 (0)1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 13, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini
Name: Olivier Orsini Title: General Secretary